UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

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FORM SD

Specialized Disclosure Report

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Applied Optoelectronics, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-36083	76-0533927
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

13139 Jess Pirtle Blvd.

Sugar Land, TX 77478

(Address of principal executive offices and zip code)

David C. Kuo, Senior Vice President and Chief Legal Officer

(281) 295-1800

(Name and telephone number, including area code of the person to contact in connection with this Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✓	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Items 1.01	Conflict Minerals Disclosure and Report

Applied Optoelectronics, Inc. (the “Company”) is filing this Form SD for the reporting period from January 1, 2025 to December 31, 2025, pursuant to Rule 13p-1 under the Securities Exchange Act of 1934. This Form SD and the Conflict Minerals Report are publicly available on the Company’s website at https://ao-inc.com/legal/.

Item 1.02.	Exhibit.

The Company is filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01	Exhibits

Exhibit 1.01	Applied Optoelectronics, Inc.’s Conflict Minerals Report for the reporting period from January 1, 2025 to December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 22, 2026	APPLIED OPTOELECTRONICS, INC.

	By:	/s/ David C. Kuo
	Name:	David C. Kuo
	Title:	Senior Vice President and Chief Legal Officer

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